By U.S. Mail, Facsimile to (202) 772-9369 and EDGAR*
----------------------------------------------------

November 8, 2007


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Mr. Terence O'Brien
              Accounting Branch Chief
              Mail Stop 7010

Re:           The Goldman Sachs Group, Inc.
              Form 10-K for the Fiscal Year Ended November 24, 2006 Filed February 6, 2007
              File No. 001-14965
              -----------------------------------------------------

Dear Mr. O'Brien:

We are in receipt of the letter, dated October 17, 2007, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the "Company"), from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to our letter in which we responded to the Staff's letter, dated September 20, 2007, regarding the above-referenced filing. We thank the Staff for its careful consideration of our response letter, and we look forward to resolving the Staff's final two comments.

For your convenience, we have reproduced the Staff's comments below, which are numbered to correspond to the comments in your letter of October 17, 2007. Our responses immediately follow.


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*    Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word "[Redacted]" has been inserted in place of the portions so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission's Rules on Information and Requests.

With respect to our response to your question 2, where you have asked us to quantify amounts as of a point in time, we have included information as of November 24, 2006, the end of our last full fiscal year, and August 31, 2007, the end of our last full fiscal quarter. Where you have asked us to quantify amounts for a period, we have included information for the fiscal years ended 2006, 2005, and 2004 and for the nine months ended August 31, 2007.

General
-------

1. Please submit your facsimile response dated October 1, 2007, on EDGAR, as a correspondence file.

Response:
---------

We submitted our response on EDGAR on October 30, 2007.


2. We have reviewed your proposed response to our prior comment 1 related to your subprime lending activities and have the following additional comments.

     o We note you "agree with the definition of what constitutes a sub-prime residential loan" that we provided in our letter dated September 20, 2007. Note, however that in our letter we indicated that although there may be differing definitions of subprime residential mortgage loans, we identified eight common features of subprime loans. By agreeing with our definition, do you mean that you identify a residential loan as subprime if it has any of the features we identified? If not, please provide us with a more comprehensive understanding of how you define a subprime residential loan.

Response:
---------

We consider the credit score of a residential mortgage borrower to be the principal factor in making the determination of whether a mortgage is considered to be "subprime" (generally we refer to mortgages with credit scores below 660 as "subprime").

While credit score is the principal factor in the classification of a mortgage as subprime, we agree that the presence of any one of the following characteristics generally qualifies a loan as subprime. We do note, however, that it is possible for a prime loan to have one or more of these characteristics (e.g., a prime interest only loan).
     o A rate above prime to borrowers who do not qualify for prime rate loans;
     o    Interest-only or negative amortization loans;
     o    High initial loan-to-value ratios;
     o Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
     o Borrowers with less than conventional documentation of their income and/or net assets;


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



     o Very high limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
     o    Including substantial prepayment penalties.

     o We note from your response that although your mortgage activities are an important business for you they do not represent a material percentage of revenues (only 3% in each of the two fiscal years ending November 2005 and 2006 and for the nine months ending August 2007, roughly half of which was contributed by sub-prime activities). Similarly, in each of the years ending November 2005 and 2006 and for the nine months ending August 2007, your long balance sheet exposure to all sub-prime mortgage products was less than 2% of your total assets. However, since your total assets as of November 24, 2006 were $838 billion and your net earnings were $9.5 billion for the year ended November 24, 2006, it appears this exposure could be material to your net income. As such, please respond in detail to the items contained in our prior comment 1. In this regard, we note your discussion of mitigated exposure in the fifth paragraph of your response. If this information will provide us a better understanding of your overall risk related to your subprime lending activities, please provide an expanded discussion in your response.

     o Provide us with your risk management philosophy as it specifically relates to subprime loans. Please address:
               o    Your origination policies;
               o    The purchase and securitization of loans;
               o    Investments in subprime mortgage-backed securities; and
               o    Loans, commitments and investments in subprime lenders.

Response:
---------

We securitize, underwrite and make markets in mortgage securities and trade them for our clients and ourselves. Our activities are in commercial and residential mortgages, including prime, subprime and other non-traditional mortgage products. We have historically not originated residential mortgages although we have recently acquired a very small originator.

We acquire residential mortgage loans in two contexts:
          --   through bulk purchases, generally consisting of a mortgage loan pool greater than $50 million; and
          --   through smaller correspondent purchases

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



As a general matter, prior to acquiring any residential mortgage loans, we will conduct a thorough review of the seller. Our process consists of reviewing select financial information for credit and market risk assessment, undertaking a review of the underwriting standards employed by the mortgage originator, engaging in senior management discussions, conducting an operational review and performing background checks.

The review of underwriting standards considers mortgage credit; the operational review considers loan origination processes and systems. These reviews consider corporate policy and procedures relating to state and federal predatory lending and high cost lending laws, origination practices by jurisdiction, historical loan level loss experience, quality control practices, significant litigation and material investors in the seller.

In addition to the review of the seller, we review residential mortgage loans in advance of acquisition. The scope of the due diligence we perform depends on the credit quality of the mortgage loans and our past experience with the loan seller. Due diligence may include: review for adherence to the seller's underwriting and compliance standards, examination of loan documents, verification of recorded liens, review of insurance certificates and requesting independent valuations. Pools are also analyzed to identify loans with a high potential risk of fraud to be included in the due diligence sample. We will not knowingly purchase "predatory" or similarly designated loans as defined under any other applicable federal, state, county or municipal statute, regulation or ordinance, or mortgage loans that violate any applicable federal, state, county or municipal statute, regulation or ordinance.

Like all mortgage products, subprime mortgages are sensitive to the following valuation parameters:
          --   Credit spreads: probability of default and recovery assumptions
          --   Maturity/duration: prepayment speeds and home price appreciation
          --   Interest rates

Since credit performance is one of the primary drivers in valuing subprime mortgage collateral, our long subprime cash inventory exposure has been primarily hedged with a combination of:
          -- ABX index hedges: The ABX Index is a series of credit default swaps based on 20 bonds that are backed by subprime mortgages. ABX contracts are commonly used by investors to take a position in or to hedge against the risk that the underlying mortgage securities are not repaid as expected. The ABX swaps offer protection if the securities are not repaid as expected, in return for periodic premiums. A decline in the ABX Index signifies investor sentiment that subprime mortgage holders will suffer increased financial losses from those investments. Likewise, an increase in the ABX Index signifies investor sentiment looking for subprime mortgage holdings to perform better as investments. The ABX index has robust levels of trading activity and liquidity.

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



          -- Single name credit default swaps ("CDS"): Similar to the ABX index, single name CDS contracts offer protection if an underlying mortgage security is not repaid as expected. Individual single name CDS contracts are over-the-counter contracts that are less actively traded and quoted in comparison to the ABX index. However, they can be customized to provide protection against non-performance of highly specific reference obligations.

          -- Credit linked notes: We may also purchase credit protection via the issuance of credit linked notes which reference underlying subprime mortgage securities. In return for a specified coupon, note holders guarantee performance of underlying subprime mortgage reference obligations (in addition to other sectors).

We use fair value to measure our financial instruments, which is fundamental to our risk management process and financial statements. It is essential for us to understand the value of what we hold so that we can manage the associated risk. Because we mark our financial instruments, including our mortgage loans, to fair value, with related unrealized gains or losses generally recognized immediately in our results of operations, we do not maintain an allowance for loan losses, or provisions for loan losses, asset write-offs or impairments.

Our Firmwide Risk Committee periodically reviews the existing mortgage business and approves our firmwide and divisional market risk limits. Additionally, they review scenario analyses based on abnormal or "catastrophic" market movements.

Our Divisional Risk Committee is responsible for setting market risk limits over mortgage inventories by trading desk based on a number of measures, including Value-at-Risk (VaR) exposure limits, stress tests and scenario analyses. VaR represents the potential loss in value of trading positions due to adverse market movements over a defined time horizon with a specific confidence level. On a daily basis, the market risk group, which is independent of the trading desk, is responsible for the calculation of VaR at a portfolio level (i.e., taking both subprime exposure and hedging activity into account) and monitoring actual levels of exposure against limits set by our Divisional Risk Committee. Limit violations are reported to the appropriate risk committee and business unit managers and addressed, as necessary.

The trading desk managers within the mortgage department are responsible for managing risk within the prescribed limits. These managers have in-depth knowledge of the primary sources of risk in the mortgage market and the instruments available to hedge their exposure.

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



Our long cash subprime mortgage exposure consists of mortgage loans and mortgage-backed securities. [Redacted] However, during most of 2007, we maintained a net short subprime position, as our long cash subprime mortgage exposure was more than offset by net short ABX index contracts and single name CDS.

     o Quantify your portfolio of subprime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for subprime definition (i.e., subject to payment increase, high LTV ratio, interest only, negative amortizing).

Response:
---------

Our portfolio of subprime mortgage loans, stratified by the characteristics highlighted in your request, is reflected below:

[Redacted]

The percentages in the above tables will not add to 100% as many loans exhibit more than one of the listed characteristics.

     o Quantify the following regarding subprime residential mortgages. Explain how you define each category.
               o    Non-performing loans;
               o    Non-accrual loans;
               o    The allowance for loan losses; and
               o    The most recent provision for loan losses.


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



Response:
---------

Distinct from our subprime loan inventory discussed above, we maintain a non-performing loan portfolio consisting of delinquent residential mortgages made to prime and subprime borrowers. We consider mortgages which have been delinquent for a period of 3 months or more to be "non-performing". We do not accrue interest on this portfolio (interest is recognized upon receipt). [Redacted] As noted above, we mark our financial instruments, including our mortgage loans, to fair value. Therefore, we do not have any allowance for loan losses.

     o Quantify the principal amount and nature of any retained securitized interests in subprime residential mortgages.

Response:
---------

We securitize subprime residential mortgages and CDOs, which are collateralized by cash or synthetic bonds with subprime mortgage exposure. [Redacted]

     o Quantify your investments in any securities backed by subprime mortgages.

Response:
---------

[Redacted]


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



     o Quantify the current delinquencies in retained securitized subprime residential mortgages.

Response:
---------

The current delinquencies as a percentage of retained securitized subprime residential mortgages are: [Redacted]

     o Quantify any write-offs/impairments related to retained interests in subprime residential mortgages.

Response:
---------

As noted above, we mark our financial instruments, including our mortgage loans, to fair value. Therefore, we do not have any explicit write-offs/impairments.

     o Please address all involvement with special purpose entities and variable interest entities and quantify the subprime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.

Response:
---------

Our involvement with special purpose entities and variable interest entities with subprime exposure includes the following:

     -- We retain and purchase securitized products from variable interest entities ("VIEs") as quantified above.

     -- [Redacted] Through these CDS, the VIEs assume credit risk on a reference portfolio and owe us money when a credit event occurs. This contributed to our overall net short position in the third quarter. [Redacted]


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



     -- In addition, we have written put options to the VIEs that require us to purchase the collateral securities at par. Our exposure in this case is to the AAA-rated short duration collateral securities, not to the reference portfolio underlying the CDS. [Redacted] Losses recorded on these put options reduce the gains recognized on the CDS described above.

     -- We also enter into total rate of return swaps with VIEs where we typically are long the underlying reference asset or portfolio. We have hedged substantially all of this risk with offsetting transactions with other counterparties. [Redacted]

After incorporating the exposures reflected above into our other subprime exposures, we had an overall net short position as of August 31, 2007.

     o Quantify and describe any and all potential repurchase commitments you have regarding subprime residential mortgages.

Response:
---------

In the normal course of business, we provide warehouse lines and repo financing which is collateralized by subprime residential mortgage-backed loans and securities. [Redacted]

o Quantify and describe any loans to, commitments in, or investments in subprime lenders. Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

Response:
---------

In addition to the warehouse lines and repo financing described above, we purchased Senderra, a South Carolina based subprime mortgage originator, in March of 2007 for $14 million.


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



     o Quantify your revenues from involvement in subprime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Response:
---------

[Redacted] As we mark our financial instruments to fair value, we have not maintained a detailed break-out of revenues into the categories noted above.

Note 6 - Contingencies, page 143
--------------------------------

3. We appreciate your response to our prior comment 2. In order for us to better evaluate your accounting for contingencies as well as the appropriate level of disclosures for these contingencies, please provide us with a table that identifies each of the legal proceedings that you have disclosed under Item 3 beginning on page 30. For each legal proceeding, identify (i) any and all damages sought, (ii) the amounts accrued, and
     (iii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible. In addition, please provide to us your legal expense accounting policy.

Response:
---------
We note your request for further detail as to damages sought, amounts accrued, and the possible loss or range of loss when there is at least a reasonable possibility that a loss or additional loss has been incurred, for each case discussed under Item 3 of our Form 10-K for the fiscal year ended November 24, 2006 ("Form 10-K").

Damages sought
We have disclosed and will continue to disclose in our filings any and all damages sought related to the legal proceedings discussed under Item 3 to the extent damages are quantified in individual complaints. Most of the matters described in our Form 10-Ks and Form 10-Qs are purported class actions or other commercial litigation or regulatory matters that do not quantify a claim for damages (other than perhaps to state a minimum for the purpose of satisfying any applicable jurisdictional limit).

Amounts accrued
Reserves are determined on a case by case basis. No individual reserve is material to our financial condition. [Redacted]

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



In addition, we have disclosed and will continue to disclose the overall earnings impact related to provisions for litigation and regulatory proceedings recorded during the periods presented in our filings. Such disclosures appear on pages 72 and 162 of our Form 10-K.

Reasonably possible losses or additional losses
As noted on pages 64 and 143 of our Form 10-K, we are not able to estimate losses or ranges of losses for legal proceedings where there is only a reasonable possibility that a loss or additional loss may have been incurred due to the inherent difficulty of predicting the outcome of litigation matters. This is largely due to the specific nature of the litigation and regulatory proceedings in which we are involved, most of which involve complex and sometimes novel factual and legal issues and typically do not quantify a maximum claim for damages. This is true even for proceedings that have been pending for a considerable length of time.

With respect to our overall exposure to litigation, we make the following statement on pages 30 and 143 of our Form 10-K, "We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition, but might be material to our operating results for any particular period." This is a qualitative assessment based on our experience and the experience of others in resolving litigation and regulatory proceedings, input from legal counsel and legal precedents.

Legal expense accounting policy
Legal fees due to external counsel in connection with litigation matters are accounted for on an accrual basis as they are incurred.

We evaluate claims and assessments in accordance with FASB Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. Losses are accrued when probable and reasonably estimable.




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



                                     * * * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

We look forward to working with you further to address these comments. If you have any questions with respect to the foregoing responses or need any additional information, please feel free to contact me at (212) 902-5675.



                                         Sincerely,


                                         /s/ Sarah Smith
                                         ------------------
                                         Sarah Smith
                                         Controller and Chief Accounting Officer

cc:  David Viniar
     Chief Financial Officer





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